SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
  __________________________________________

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated August 14, 2019

British Telecommunications plc
 _____________________________________________________________________
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

        ______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

Enclosure: British Telecommunications plc

                                                                                                                                                                                                                                                                                                                                                                                                   14 August 2019

This announcement contains inside information.

BRITISH TELECOMMUNICATIONS PLC ANNOUNCES INTENTION TO DEREGISTER AND TERMINATE REPORTING OBLIGATIONS WITH THE SEC

British Telecommunications plc (BT plc) hereby announces its intention to today file a Form 15F with the US Securities and Exchange Commission (SEC) to deregister all of its registered debt securities and expects deregistration to become effective 90 days later. The decision to delist and deregister is aimed at reducing reporting costs and complexity whilst maintaining the highest standards of corporate governance and transparent financial reporting.

BT plc notes the announcement made by its parent company, BT Group plc, with respect to its intention to delist its American Depositary Shares from the New York Stock Exchange, terminate its American Depositary Receipts programme and to deregister its equity securities and terminate its reporting obligations with the SEC. The full text of the announcement can be found at http://www.morningstar.co.uk/uk/NSM

BT plc will continue to positively engage with US debt investors, and its obligations to its existing bondholders will not be affected by the deregistration.

BT plc reserves the right to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

The person responsible for making this announcement is Rachel Canham, BT Group's Company Secretary.

For further information

Investor relations:

Mark Lidiard                                         Tel: +44 20 7356 4909

Press office:

Richard Farnsworth                             Tel: +44 20 7356 5369

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name:	Heather Brierley
Title:	Secretary

Date: August 14, 2019